February 4, 2013

VIA EDGAR AND COURIER

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn:	Brian Soares and Russell Mancuso

Re:	Plug Power Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on January 31, 2013
File No. 333-186041

Ladies and Gentlemen:

This letter is submitted on behalf of Plug Power Inc. (the “Company”) in response to comments received on February 1, 2013 from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-186041) (the “Registration Statement”) filed with the Commission on January 30, 2013. The Company is concurrently filing Amendment No. 2 to the Registration Statement (the “Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments. We will separately deliver to you via courier a redline copy of Amendment No. 2, marked to show changes from the Registration Statement.

Set forth below are the Company’s responses to your comment letter. For your convenience, we have reproduced herein each of your numbered comments in italics font before the Company’s response thereto. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amendment No. 2.

Form S-1

1.	Please ensure that any prospectus that you circulate includes all information except that which can be excluded by Rules 430 and 403A. For example, the blanks on pages 16 and 60 of your filing should be completed based on a bona fide estimate of the public offering price. See Section II.A.7 of Release 33-6714 (May 27, 1987).

RESPONSE: The Company acknowledges the Staff’s comment and has revised the Registration Statement by disclosing in Amendment No.2 all information except that

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February 4, 2013

which can be excluded by Rules 430 and 403A. Certain information included in Amendment No. 2 in response to the Staff’s comment was completed based on a bona fide estimate of the public offering price.

Fee Table

2.	Please show us your calculations supporting your conclusion that the maximum aggregate offering price is $17,250,000. Include in your response the over-allotment option and option exercise price.

RESPONSE: The Company respectfully advises the Staff that the maximum aggregate offering price of $17,250,000 was calculated as follows: (1) $15,000,000 aggregate offering price raised by the sale of common stock and warrants offered at $0.44 per share of common stock together with 0.75 of a warrant to purchase one share of common stock (for purposes of this response, the combination is referred to as a “Unit”); plus (2) $2,250,000 that may be raised by the sale of additional Units to cover overallotments, if any, at the same price of $0.44. The $0.44 per Unit price was based on the market price per share at the close of markets on Friday, February 1, 2013. Based on that assumed per Unit price, the number of Units sold at the offering would be 34,090,000 Units plus an additional 5,113,500 Units upon full exercise of the overallotment option. Total gross proceeds would then equal $17,249,540, which was rounded up to $17,250,000, as stated in the fee table in the Registration Statement.

Prospectus Cover Page

3.	Please tell us the authority on which you rely to include an over-allotment offering which differs from the rest of the offering. The over-allotment appears to allow the underwriter to choose stock “and/or” warrants, while the rest of the offering appears to include .75 of a warrant with each share.

RESPONSE: The Company acknowledges the Staff’s comment and plans to provide a response that is supplemental to this response letter. The Company would like to have the opportunity to communicate with the Staff verbally so as to clarify the comment and provide an appropriate response.

In making your investment decision, you should not rely . . ., page 15

4.	Refer to the added risk factor:

•	You may not disclaim responsibility for your statements. Please revise the risk factor, including the caption, accordingly.

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February 4, 2013

•

Please provide us your analysis of how your communications related to the article you cite were consistent with Section 5 of the Securities Act, including any applicable safe harbors and free writing prospectus rules. Include in your response:

•	the date that the article was published; and

•	citations to the specific authority on which you rely.

We also note the statement that “… I believe this is the time to be buying Plug” attributed to your CEO by the author of the article in a January 16, 2013 posting. Please ensure that your Section 5 analysis includes your communications related to this post.

•

It is unclear whether you intend to state in your risk factor that the CEO’s statements are inaccurate. The risk factor states both that (1) investors should not rely on the interview and (2) the statements should not be considered in isolation. Please clarify. If the CEO’s factual statements were inaccurate, please provide corrective disclosure. Also, if there is no reasonable basis for the projections, your risk factor should alert investors to the fact that the CEO’s statements included projections for which you do not have a reasonable basis, but your prospectus should not include or restate any such projections. See Item 10 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

RESPONSE:

Introduction

The Staff has requested that the Company furnish legal analysis as to whether the statements made by the Company’s Chief Executive Officer, Andrew Marsh, in the Business Review articles published on January 11, 2013 and January 16, 2013, constituted a violation of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”). Section 5(b)(1) of the Securities Act prohibits the use of any prospectus relating to any security with respect to which a registration statement has been filed, unless such prospectus meets the requirements of Section 10 of the Securities Act. Section 2(a)(10) of the Securities Act defines “prospectus” to include any written, radio or television offer or a confirmation of the sale of a security. “Offer” is defined in Section 2(a)(3) of the Securities Act as “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.”

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The following sets forth the Company’s analysis of the applicable rules and regulations of the Commission and concludes that (i) the statements contained in the January 11, 2013 article constituted the regular release or dissemination of “factual business information” and “forward-looking information” within the safe harbor provisions of Securities Act Rule 168 (“Rule 168”) and (ii) the statements contained in the January 16, 2013 article did not constitute an offer in violation of the Securities Act.

January 11, 2013 Article

The Company’s public relations team is regularly in contact with reporters from the Business Review, in order to keep the local media apprised of the Company’s developments. The Company will periodically provide the Business Review reporters with information about the Company, either directly through phone and in-person meetings, or indirectly through press releases and conference calls with analysts scheduled in relation to earnings releases. After providing the Business Review with information about the Company’s recent developments, the Business Review makes the decisions regarding what information to publish and the timing of such publications.

On December 11, 2012, the Company adopted a restructuring plan pursuant to which the Company eliminated 22 full-time positions at its U.S. facilities. Upon issuing a press release announcing the restructuring, a reporter from the Business Review contacted Mr. Marsh to inquire more about it. Mr. Marsh was interviewed about the restructuring on December 14, 2012, at which time he made all of the statements attributed to him in the two articles. The reporter met with Mr. Marsh again on January 4, 2013 to take the staged photos of Mr. Marsh that appear in the articles; during that session, some of the items that were initially discussed on December 14, 2012 were re-addressed. Based on the Company’s past practice with reporters from the Business Review, the Company did not receive any indication from the Business Review regarding when and if the article interviewing Mr. Marsh would be published and was not given the opportunity to review the article prior to publication.

Rule 168 provides a non-exclusive safe harbor from Section 5(c)’s prohibition on pre-filing offers with respect to regularly released “factual business information” and “forward-looking information” made “by or on behalf of an issuer.”

All of the statements made by Mr. Marsh in the articles constitute either “factual business information” or “forward-looking information.” Furthermore, the method of releasing these statements to the Business Review was made in the Company’s regular manner, consistent with past practice, as evidenced by the many other articles about the Company published in the Business Review, including those recently published on

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December 21, 2012, December 17, 2012, November 30, 2012, November 1, 2012, October 28, 2011 and October 15, 2012. Such statements were made “by or on behalf of” the issuer because they were based upon the interview that Mr. Marsh gave the Business Review. Finally, the Company further contends that the safe harbor provided by Rule 168 is applicable because the January 11, 2013 article did not contain any information about an offering or information released as part of offering activities.

In addition to the safe harbor provided by Rule 168, the Company is aware of the safe harbor under Rule 163A of the Securities Act (“Rule 163A”) which provides that communications made outside the 30 days prior to the filing of a Registration Statement are not deemed an “offer” in violation of Section 5 of the Securities Act. Mr. Marsh made the statements that appear in the articles on December 14, 2012, which was more than 30 days prior to the filing of the initial Registration Statement. The Company acknowledges that the dates that the articles were ultimately published do not lend themselves to falling within the scope of the safe harbor under Rule 163A, however as discussed above, the Company had no control over the timing of the publications, nor was the Company provided the opportunity to review the articles prior to publication. Furthermore, consistent with the safe harbor provided under Rule 163A, the Company took reasonable steps within its control to prevent further distribution or publication of these statements by consciously having no further communication with the Business Review after the first article was published and distributing a memorandum regarding the Company’s public communication policies to Company’s officers, directors and managers on January 16, 2013.

January 16, 2013 Article

The Company acknowledges that the January 16, 2013 article does contain information about an offering and therefore the Company may not, and does not, rely on Rule 168 with respect to the statements made in the January 16, 2013 article. The Company was not aware that the Business Review would be publishing the January 16, 2013 article and did not authorize the Business Review to publish information about the offering or to use the quoted statements in the context of that article. All of the statements made by Mr. Marsh that appear in the January 16, 2013 article were made during the interview that took place on December 14, 2012, and were made in the context of responding to questions regarding the Company’s restructuring. When Mr. Marsh was interviewed on December 14, 2012, the Company’s intentions were to make factual and forward-looking statements related to the Company’s restructuring and not in relation to the proposed offering. The January 16, 2013 article simply reports the filing of the registration statement and then goes on to recycle previously made statements and facts contained in articles previously published about the Company.

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February 4, 2013

The statements made by Mr. Marsh that appear in the January 16, 2013 article did not constitute an “offer” as defined under the Securities Act. The statements attributed to him make no reference to the proposed offering, the manner or timing by which the Company expects to dispose of securities, the names of the underwriters, how to participate in the offering or other language that normally considered as constituting an “offer.” The Company is aware that the Commission expanded what constitutes an “offer” beyond the definition of Section 2(a)(3) of the Securities Act, to include statements that may have the effect of “conditioning the public mind or arousing public interest in the issuer or in the securities of an issuer in a manner which raises a serious question whether the publicity is not in fact part of the selling effort.” (Publication of Information Prior to or After the Effective Date of a Registration Statement, Securities Act Release No. 33-3844, 22 Fed. Reg. 8359 (Oct. 8, 1957)).

Given that Mr. Marsh’s statements were made in the context of the Company’s restructuring and were not authorized for use in the context of the offering contemplated by the Registration Statement, the statements attributed to Mr. Marsh in the January 16, 2013 article were not part of the selling effort. In addition, it has already been over two weeks since the second article was published, and the Company does not expect to price the deal for another two weeks. As a result, sufficient time has passed such that the risk of impermissibly conditioning the public’s mind about the Company’s securities is remote.

Conclusion

The statements made by Mr. Marsh in the January 11, 2013 article did not violate Section 5 of the Securities Act because the statements constituted regularly released “factual business information” and “forward-looking information” made “by or on behalf of and issuer.” As a result, and because that article did not contain any information relating to a registered offering, the Company may rely on the safe harbor provisions of Rule 168.

The statements made by Mr. Marsh in the January 16, 2013 article did not violate Section 5 of the Securities Act because those statements did not constitute an “offer” within the meaning of Section 2(a)(3) of the Securities Act. They were statements made in the context of discussing the Company’s restructuring and were not authorized for use in an article relating to the Company’s proposed offering. Furthermore, the article was published over two weeks ago and the Company and the Underwriters believe that upon completion of the road show, sufficient time will have passed so as to reduce the likelihood that these statements impermissibly conditioned the public mind. As a result, liability relating to a Section 5 violation is even more remote. Nonetheless, because the

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Company cannot quantify the risk of liability associated with a potential Section 5 claim, and in response to the Staff’s comments, the Company has revised the risk factor in Amendment No. 2 and added a second risk factor regarding rescission rights in the event the Company was ultimately held to have violated Section 5 of the Securities Act.

* * * * *

Please note that the Company acknowledges, and has authorized us to include in this letter, the following:

Notwithstanding your comments, in the event the Company requests acceleration of the effective date of the pending registration statements, it will furnish a written statement from the Company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions concerning Amendment No. 2, please contact me at 617.570.1394.

Very truly yours,

/s/ Robert P. Whalen, Jr.
Robert P. Whalen, Jr., Esq.
Goodwin Procter LLP

cc:	Gerard L. Conway Jr., Esq., Plug Power Inc.
Jocelyn M. Arel, Esq., Goodwin Procter LLP